

SE 18005452 'N

SEC
Processing
Section

FEB 28 2018

SEC FILE NUMBER
8 - 69515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/2017___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIAC Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 900
(No. and Street)

New York   NY   10175
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker   (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – if individual, state last, first, middle name)

One Penn Plaza, Suite 3000   New York   NY   10019
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Stephen S. Harris_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MIAC Capital Markets LLC_____ , as of _____December 31_____ ,20 17___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Report of Independent Registered Public Accounting Firm
[X] (b) Facing page.
[X] (c) Statement of Financial Condition.
[ ] (d) Statement of Operations
[ ] (e) Statement of Changes in Member's Equity
[ ] (f) Statement of Cash Flows
[ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
[ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
[X] (m) An Oath or Affirmation.
[ ] (n) A copy of the SIPC Supplemental Report.
[ ] (o) Exemption from SEA Rule 15c3-3

MIAC Capital Markets LLC

Annual Audit Report

December 31, 2017

MIAC CAPITAL MARKETS LLC

December 31, 2017

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MIAC Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MIAC Capital Markets, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 26, 2018



MIAC CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	122,965
Prepaid Registration Fees		609
Total Assets	$	123,574
Liabilities and Member's Equity		
Due to parent	$	33,211
Total Liabilities		33,211
Member's Equity		90,363
Total Liabilities and Member's Equity	$	123,574

MIAC CAPITAL MARKETS LLC
December 31, 2017
Notes to the Financial Statements

1. Organization and Description of Business

MIAC Capital Markets, LLC, (the "Company") was formed in 2014 as a New York state Limited Liability Company. The Company is directly and wholly-owned by the Mortgage Industry Advisory Corporation, "MIAC", a registered SEC Investment Advisor incorporated in 1989 under the laws of the State of Minnesota. MIAC Capital Markets', LLC indirect owners are Robert Husted and Paul VanValkenburg, both of whom are principals of MIAC and own equally the entirety of MIAC's voting shares.

The Company is a registered broker-dealer primarily involved in the referral of transactions in mortgage-backed securities identified by CUSIP. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S. The Company's referral activities involve agency issued and guaranteed mortgage-backed securities, and private-label, secondary issue only mortgage backed securities registered with the SEC. The Company is dependent on its parent MIAC for financial support and will continue to be through 2018.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from broker dealer referrals of transactions in mortgage backed securities identified by CUSIP. The Company is compensated on a per-transaction basis. When a transaction results from an introduction of a prospective buyer and seller, the Company will receive a fee in the form of a commission from the asset seller. Although the commission is negotiable and may vary from one transaction to another, the standard and customary commission in the mortgage brokerage industry is 25 basis points of the unpaid principal balance or market value of the security or asset being sold. In all instances, the amount of compensation generated will comply with regulatory guidelines.

The Company recognizes revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to New York City income tax on its partnership earnings.

MIAC CAPITAL MARKETS LLC
December 31, 2017
Notes to the Financial Statements

2.   Significant Accounting Policies Continued
The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements in order to comply with the provisions of this guidance. The Company recognizes penalties as income tax expense. During the year ended December 31, 2017, the Company did not incur any interest and penalties. Tax returns since inception are open for examination.

Recently Issued Accounting Standards
During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim period within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company does not believe that the adoption of Topic 606 (as amended) will have a material effect on its results of operations, financial position and cash flows.

During August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-15, "Classification of Certain Cash Receipts and Cash Payments." ASU No. 2016-15 addresses eight cash flow issues with specific guidance on how certain cash receipts and cash payments should be presented on the statement of cash flows. ASU No. 2016-15 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-15 will have a material effect on its cash flows.

3.   Net Capital Requirements
The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $89,754, which exceeded the requirement by $84,754.

4.   Commitments and Contingencies
In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this could involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

5. Related Party Transactions

The Company has entered into an expense sharing agreement with MIAC, as of December 23, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows: All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act")' (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Any expenses paid by MIAC on behalf of the Company will be reimbursed by the Company at the cost to MIAC including that for use of the New York office space (office space lease is in the name of MIAC) which has aggregated $33,211 for the year ended December 31, 2017 and is outstanding as of December 31, 2017 and included in amounts due to related party. 2017 expenses incurred under the expense sharing agreement totaled $48,100. MIAC paid $89,097 on behalf of the Company. In 2017, MIAC forgave $83,450 in lieu of reimbursement from the Company.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

6. Subsequent Events

The Company has evaluated subsequent events through the date of this report.